SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sight Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

82657M105

(CUSIP Number)

Andrew Offer

Chief Executive Officer

SHD Management, LLC

2305 Cedar Springs, Suite #240

Dallas, Texas 75201

(214) 303-1540

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Lawrence B. Mandala, Esq.

c/o Munck Wilson Mandala, LLP

12770 Coit Road, Suite 600, Dallas, Texas 75251

(972) 628-3600

April 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 82657M105

1	NAME OF REPORTING PERSONS Scientific Health Development II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 262,695
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 262,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.55%
14	TYPE OF REPORTING PERSON PN

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CUSIP No. 82657M105

1	NAME OF REPORTING PERSONS SHD GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 262,695
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 262,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.55%
14	TYPE OF REPORTING PERSON OO

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CUSIP No. 82657M105

1	NAME OF REPORTING PERSONS SHD Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 262,695
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 262,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.55%
14	TYPE OF REPORTING PERSON IA, OO

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CUSIP No. 82657M105

1	NAME OF REPORTING PERSONS Andrew Offer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,162
	8	SHARED VOTING POWER 262,695
	9	SOLE DISPOSITIVE POWER 3,162
	10	SHARED DISPOSITIVE POWER 262,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.56%
14	TYPE OF REPORTING PERSON HC, IN

5

CUSIP No. 82657M105

1	NAME OF REPORTING PERSONS Philip J. Romano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,412
	8	SHARED VOTING POWER 262,695
	9	SOLE DISPOSITIVE POWER 209,412
	10	SHARED DISPOSITIVE POWER 262,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.99%
14	TYPE OF REPORTING PERSON HC, IN

6

CUSIP No. 82657M105

1	NAME OF REPORTING PERSONS J. Stuart Fitts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,582
	8	SHARED VOTING POWER 262,695
	9	SOLE DISPOSITIVE POWER 174,582
	10	SHARED DISPOSITIVE POWER 262,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.92%
14	TYPE OF REPORTING PERSON HC, IN

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CUSIP No. 82657M105

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2021 (the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”) of Sight Sciences, Inc. Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUD

The second and third paragraphs of Item 2(a) of the Schedule 13D are hereby amended and restated in its entirety as follows:

The Common Stock reported herein includes 262,695 shares held by the Fund, of which 241,631 are currently restricted. Upon termination of the transfer restrictions, 234,749 will be distributed to SHD II Class B, LLC and 6,882 will be distributed to Andrew Offer. The Fund disclaims all beneficial interest in the above described restricted shares. The Common Stock reported herein also includes 3,162 shares held by Andrew Offer, individually, 195,912 shares held by Samson Investments, LLC and beneficially owned by Philip J. Romano, 13,500 shares held by L3J, LLC and beneficially owned by Philip J. Romano, 153,500 shares held by EGF Investments. L.P. and beneficially owned by J. Stuart Fitts, and 21,082 shares held by E. Grant Fitts 1994 Grandchildren’s Trust and beneficially owned by J. Stuart Fitts. SHD GP II is the general partner of the Fund. Andrew Offer, Philip J. Romano, and J. Stuart Fitts are the managers and controlling persons of SHD GP II. SHD Management serves as the manager of the Fund. Andrew Offer serves as chief executive officer of SHD Management, and Andrew Offer, Philip J. Romano and J. Stuart Fitts are the managers and controlling persons of SHD Management. SHD GP II, SHD Management, Andrew Offer, Philip J. Romano, and J. Stuart Fitts each may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. Andrew Offer was a member of the Issuer’s Board of Directors prior to March 4, 2022. Philip J. Romano is the manager of Samson Investments, LLC. J. Stuart Fitts is the manager of the general partner of EGF Investments. L.P. and the trustee of E. Grant Fitts 1994 Grandchildren’s Trust.

As general partner of the Fund, SHD GP II may be deemed the beneficial owner for purposes of the Act of any securities of the Issuer beneficially owned by the Fund. As managers of SHD GP II, Andrew Offer, Philip J. Romano, and J. Stuart Fitts may be deemed beneficial owners for purposes of the Act of any securities of the Issuer beneficially owned by SHD GP II. As managers of SHD Management, Andrew Offer, Philip J. Romano and J. Stuart Fitts may be deemed beneficial owners for purposes of the Act of any securities of the Issuer beneficially owned by SHD Management. As managers of SHD II Class B, LLC, Philip J. Romano and J. Stuart Fitts may be deemed beneficial owners for purposes of the Act of any securities of the Issuer beneficially owned by SHD II Class B, LLC. As manager of Samson Investments, LLC and a member of L3J, LLC, Philip J. Romano may be deemed the beneficial owner for purposes of the Act of any securities of the Issuer beneficially owned by Samson Investments, LLC and L3J, LLC. As manager of the general partner of EGF Investments, L.P. and trustee of E. Grant Fitts 1994 Grandchildren’s Trust, J. Stuart Fitts may be deemed the beneficial owner for purposes of the Act of any securities of the Issuer beneficially owned by EGF Investments, L.P. and E. Grant Fitts 1994 Grandchildren’s Trust, respectively.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is hereby amended to include the following paragraph:

On or about April 5, 2022, the Fund distributed 2,092,367 shares of Common Stock of the Issuer to its Class A limited partners and its Class B limited partner. The Fund retained 262,695 shares of Common Stock of the Issuer, of which 241,631 are currently restricted and will be distributed as described in Item 2 upon termination of the transfer restrictions. Schedule A sets forth all transactions with respect to the distribution of shares of Common Stock by the Fund to Affiliates of the other Reporting Persons and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended as follows:

a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 47,586,682 outstanding shares of Common Stock as of March 18, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC.

e)	Date each of the Reporting Persons ceased to be a 5% Owner: April 5, 2022.

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CUSIP No. 82657M105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2022

SCIENTIFIC HEALTH DEVELOPMENT II, LTD.,

a Texas limited partnership

By: SHD GP II, LLC, a Texas limited liability company

Its: General Partner

By: /s/ Andrew Offer

Andrew Offer

Chief Executive Officer

SHD GP II, LLC,

a Texas limited liability company

By: /s/ Andrew Offer

Andrew Offer

Chief Executive Officer

SHD MANAGEMENT, LLC,

a Texas limited liability company

By: /s/ Andrew Offer

Andrew Offer

Chief Executive Officer

/s/ Andrew Offer

Andrew Offer

/s/ Philip J. Romano

Philip J. Romano

/s/ J. Stuart Fitts

J. Stuart Fitts

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CUSIP No. 82657M105

Schedule A

Name	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction
Samson Investments, LLC	04/2022	135,000 shares of Common Stock	Distribution
L3J, LLC	04/2022	13,500 Common Stock	Distribution
EGF Investments, L.P.	04/2022	148,500 Common Stock	Distribution

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